Skadden, Arps, Slate, Meagher & Flom llp

Via EDGAR	ONE RODNEY SQUARE P.O. BOX 636 WILMINGTON, DELAWARE 19899-0636 ________ TEL: (302) 651-3000 FAX: (302) 651-3001 www.skadden.com December 19, 2016
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Mara L. Ransom
Assistant Director
Office of Consumer Products
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	International Textile Group, Inc.
Amendment to Schedule 13D filed by WL Ross & Co. LLC
Filed March 17, 2006
File No. 005-45337

Dear Ms. Ransom:

On behalf of WL Ross & Co. LLC (“WL Ross”), set forth below are responses to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter, dated November 18, 2016 (the “Comment Letter”), regarding the filing made by WL Ross on Schedule 13D (File No. 005-45337) with respect to the ownership by certain WL Ross affiliates of shares of common stock, par value $0.01 per share (“Common Stock”), of International Textile Group, Inc. (the “Company”).  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.
General

1.
We note that entry into the Exchange and Contribution Agreement in October 2016 increased WL Ross & Co. LLC’s ownership from approximately 83.6% to 90.5%. Please provide us with a detailed analysis that explains whether or not this transaction was the first step in a series of transactions that resulted in a Rule 13e-3 “going private” transaction within the meaning of Rule 13e-3(a)(3) of the Exchange Act.

Response:  In response to the Staff’s comment, we respectfully submit that the Exchange and Contribution Agreement, dated as of October 24, 2016 (the “Exchange Agreement”), by and among the Company, WLR Recovery Fund IV, L.P. and WLR IV Parallel ESC, L.P., each of which is an

Mara L. Ransom
U. S. Securities and Exchange Commission
December 19, 2016

affiliate of WL Ross (such entities, collectively with WL Ross and certain other affiliates of WL Ross that are parties to the SPA (as defined below), the “WLR Entities”), should not be viewed as a “Rule 13e-3 transaction” within the meaning of Rule 13e-3(a)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Although the acquisition of Company Common Stock by certain of the WLR Entities pursuant to the Exchange Agreement could be viewed as an Exchange Act Rule 13a-3(a)(3)(i) “transaction,” these WLR Entities did not participate in that transaction to acquire the Company or effect its “going private” and, therefore, it should not be viewed as a first step in a Rule 13e-3 “going private” transaction. Rather, as more fully described below, the transaction was effected to facilitate the agreement that the special committee of the Company’s board of directors (the “Special Committee”) negotiated with Platinum Equity, LLC (“Platinum Equity”), an entity not affiliated with WL Ross or the Company prior to the consummation of the transactions contemplated by the SPA.

By way of background, we think it is important to note that during or before June 2015, WL Ross determined that it would be in the best interests of the WLR Entities and their respective investors to sell the debt and equity securities of the Company then held by the WLR Entities. Moreover, WL Ross determined that such a transaction would be best executed without involvement from the Company and that any such sale of securities would be best structured to not involve a “going private” transaction with respect to the Company.

Following this determination, representatives of WL Ross informed the Company that WL Ross was considering selling its debt and equity interests in the Company, was not interested in investing any further capital in the Company, and did not wish to engage in a “going private” transaction with respect to the Company.  In August 2015, WL Ross reported to the Company that WL Ross expected to engage Jefferies LLC (“Jefferies”) to market to a third-party purchaser WL Ross’s entire debt and equity position in the Company and that this process would not involve a “going private” transaction with respect to the Company, and therefore the direct involvement of the Company and the Special Committee would not be required.  Specifically, WL Ross had no plan or intention of causing the Company’s minority publicly held equity interests to be acquired.  Rather, WL Ross expected that the Company’s Common Stock would remain publicly traded after the sale of the Company debt and equity securities held by the WLR Entities and that the Company would remain subject to Exchange Act reporting requirements.

During the remainder of 2015 and in early 2016, WL Ross, working with Jefferies, conducted a process to solicit and identify potential bidders for WL Ross’s debt and equity interests in the Company.  After consultation with WL Ross, in late September 2015, Jefferies contacted twenty (20) potential purchasers, including Platinum Equity, to determine their interest in a possible purchase of the Company debt and equity securities held by the WLR Entities.

In late October 2015, WL Ross received preliminary indications of interest from nine bidders.  From this group, in early November 2015, four potential purchasers were invited to participate in the second round of WL Ross’s auction process, with access to a virtual data site and to receive management presentations.  WL Ross received final proposals in mid-December 2015, and in early January 2016, WL Ross entered into an exclusivity agreement with Platinum Equity.

As WL Ross and Platinum Equity developed a structure for the sale to Platinum Equity of the Company debt and equity securities held by the WLR Entities, it was determined that, as part of the tax planning for the transaction, a portion of the Company debt securities held by the WLR Entities

Mara L. Ransom
U. S. Securities and Exchange Commission
December 19, 2016

should be exchanged for Company equity securities and a portion of such debt securities should be contributed to the capital of the Company.  WL Ross requested that the Company facilitate this exchange and contribution and the Special Committee was engaged to review the request.

In early August 2016, without the involvement of WL Ross, the Special Committee independently reached an agreement in principle with Platinum Equity regarding a merger between the Company and a Platinum Equity affiliate (the “Merger”) that would become effective at some point following the consummation of Platinum Equity’s proposed transaction with WL Ross and would cash out the Company’s minority stockholders.  WL Ross was not involved in the negotiations between the Special Committee and Platinum Equity with respect to the Merger or the Merger Agreement (as defined below).  Moreover, at no time did WL Ross propose or suggest that the Merger occur or that the Company cease to be a reporting company under the Exchange Act. Any such plans or proposals were advanced exclusively by Platinum Equity and the Special Committee, and all related negotiations took place between those parties, separate and apart from the WLR Entities.

During October 2016, separate from any negotiations regarding the sale to Platinum Equity of the Company debt and equity securities held by the WLR Entities, the Special Committee and Platinum Equity negotiated the final terms of the Merger in which Platinum Equity would cash out the Company’s remaining public stockholders.  As part of these discussions, it was requested that a portion of the securities to be issued to the WLR Entities in exchange for their Company debt securities be in the form of Common Stock, such that Platinum Equity would hold at least 90% of each class of the Company's equity securities after consummation of the transaction with WL Ross and that therefore Platinum Equity would be able to effect the Merger as a "short-form" merger under Section 253 of the General Corporation Law of the State of Delaware.

On October 24, 2016, the WLR Entities and Platinum Equity entered into the Securities Purchase Agreement (the “SPA”).  Subsequently, the Company and the WLR Entities entered into the Exchange Agreement.  Separately, following the execution of the SPA and the Exchange Agreement, the Company and Platinum Equity entered into an Agreement and Plan of Merger, dated as of October 24, 2016 (the “Merger Agreement”).

Pursuant to the Exchange Agreement, the WLR Entities contributed to the capital of the Company an aggregate of $99.4 million in principal and accrued interest of the Company’s debt securities in exchange for: (i) 15,000,000 shares of the Company’s Common Stock; and (ii) 99,430.4289 shares of Series C Preferred Stock of the Company.

Pursuant to the SPA, Platinum Equity then acquired from the WLR Entities (i) all 29,334,155 shares of the Company’s Common Stock then owned by the WLR Entities; (ii) all 3,571,521.4024 shares of Series A Preferred Stock of the Company and all 214,058.5415 shares of Series C Preferred Stock of the Company then owned by the WLR Entities; and (iii) all of the remaining Company debt securities then owned by the WLR Entities.  Upon consummation of the purchase and sale of the securities of the Company contemplated by the SPA, the WLR Entities did not own any Company securities. Prior to the closing of the transactions contemplated by the SPA, Platinum Equity was not an affiliate of the Company and, as a result, the SPA transaction did not involve a Rule 13e-3 transaction.

The subsequent acquisition by Platinum Equity of the remaining outstanding publicly held equity securities of the Company pursuant to the Merger Agreement was a separate and independent transaction to which neither WL Ross nor any of its affiliates was a party and which was in no way

Mara L. Ransom
U. S. Securities and Exchange Commission
December 19, 2016

directed, planned, or orchestrated by WL Ross or any of its affiliates. Although Platinum Equity owned at least 90% of the outstanding equity securities of the Company at the time the Merger Agreement was effected, Platinum Equity was not an affiliate of the Company prior to its initial purchase of Company securities and the transactions effected pursuant to the SPA and the Merger Agreement were made pursuant to an agreement for the acquisition of all the Company's securities, at the same price and on the same day.1

The Exchange Agreement, the SPA and the Merger Agreement involved three separate acquisitions of the Company's equity securities.  As noted above, we do not believe any of the acquisitions of Company equity securities pursuant to the SPA or the Merger Agreement were effected by affiliates of the Company. We also do not believe that the transactions effected pursuant to the Exchange Agreement should be viewed as a Rule 13e-3 transaction. Because the Exchange Agreement transactions were completed to reduce the Company’s outstanding indebtedness and permit WL Ross to dispose of its investment in the Company in an efficient manner and not to facilitate a transaction “by the issuer of such security [the Company] or by an affiliate of such issuer [WL Ross],” we respectfully submit that the Exchange Agreement transaction effected by WL Ross should not be viewed as a “Rule 13e-3 transaction” within the meaning of Rule 13e-3(a)(3).  We also believe that the potential harm that the SEC adopted Rule 13e-3 to address is not present in any of the transactions effected pursuant to the Exchange Agreement, the SPA or the Merger Agreement.  These transactions did not involve the Company or any of its affiliates purchasing equity securities of the Company on their behalf.  Rather each of the transactions, which were independently negotiated by the Special Committee and Platinum Equity or by WL Ross and the Special Committee, were transactions to facilitate the acquisition of the Company by Platinum Equity, an entity not affiliated with the Company.

Finally, we note that the Special Committee consisted of directors who were not affiliates of WL Ross or any of its affiliates and who were not employees of the Company or WL Ross.  The Special Committee retained independent legal and financial advisors, independently negotiated the terms and conditions of the Exchange Agreement with WL Ross and separately negotiated the terms and conditions of the Merger Agreement with Platinum Equity, and subsequently recommended the approval of these agreements by the Board of Directors of the Company.  We also note that WL Ross separately, and independently of the Special Committee and the Company, negotiated the terms and conditions of the SPA with Platinum Equity.  No WL Ross director voted with respect to the Merger, the Merger Agreement or the Exchange Agreement and neither WL Ross nor any of the WLR Entities was requested to vote on or voted on the Merger, the Merger Agreement or the Exchange Agreement. While we understand that these important factors may not specifically impact the potential strict application of Rule 13e-3 to the transactions effected pursuant to the Exchange Agreement, we do believe these factors provided key protections of the Company's minority stockholders.

______________________
1
The Staff has recognized similar unitary transactions by a non-affiliate as non-Rule 13e-3 transactions. See, e.g., SEC No-Action Letter re: Federal-Mogul Corporation (available September 29, 1980); SEC No-Action Letter re: Handschy Industries, Inc., September 18, 1987 (available October 19, 1987) (after entering into a letter of intent to merge with the unaffiliated acquiror, the issuer issued preferred stock to the acquiror which could not be voted without the consent of the issuer's board of directors); and SEC No-Action Letter re: The Penn Central Corporation, June 16, 1983 (available July 16, 1983).

Mara L. Ransom
U. S. Securities and Exchange Commission
December 19, 2016

2.
We note that you owned greater than 5% of the outstanding common stock of International Textile Group, Inc. and you have not filed since 2006 the seemingly required beneficial ownership report thereto on Schedule 13D or 13G pursuant to Sections 13(d) and 13(g) of the Securities Exchange Act of 1934. Please advise us why filings pursuant to Section 13(d) or 13(g) of the Exchange Act have not been made. For example, we note that you did not file an amendment when you acquired 15,000,000 shares of common stock of the International Textile Group, Inc. upon entry into the Exchange and Contribution Agreement on October 24, 2016.

Response:  In response to the Staff’s comment, no further amendments were made to WL Ross’s Schedule 13D relating to the Company’s Common Stock owned by WL Ross because WL Ross believed that no shares of the Company’s Common Stock had been acquired by WL Ross and no material changes had occurred in the facts set forth therein between the date of such report and the execution and consummation of the transactions contemplated by the Exchange Agreement and the SPA.  WL Ross acknowledged in its 2006 report that it expected to continuously evaluate the business and prospects of the Company and that WL Ross might at any time decide to dispose of any or all of the shares of the Company’s Common Stock it then held.  As described above in the response to the Staff’s first comment, the Exchange Agreement and SPA were executed and closed simultaneously and, as a result, there was uncertainty as to whether WL Ross would dispose of its equity interests in the Company until the transactions were actually consummated on October 24, 2016.  Following the consummation of the separate Merger transaction, also on October 24, 2016, there was only one holder beneficially and of record of the Company’s Common Stock.  On that same day, the Company filed a Form 8-K describing the Merger, as well as the transactions contemplated by the Exchange Agreement and the SPA.  The Company also filed post-effective amendments to its effective registration statements to remove from registration all of the securities that had been registered for issuance but that remained unsold at the termination of the Company’s applicable offerings.  Because the Merger was consummated on the same date on which the transactions contemplated by the Exchange Agreement and the SPA were consummated, and because all of the foregoing transactions were described or noticed on Form 8-K and various post-effective amendments to the Company’s registration statements, WL Ross believed that adequate disclosure had already been made available to investors on October 24, 2016, and that additional filings by WL Ross would not assist either the public or the Company in understanding the consummated transactions.

However, in reviewing the factual record in response to the Staff's comment, WL Ross determined that it had inadvertently failed to amend its March 17, 2006 Schedule 13D filing to report the issuance to WL Ross of 462,489 shares of Common Stock that it became entitled to receive as part of the merger transaction reported in WL Ross's October 2006 amendment to its March 17, 2006 Schedule 13D filing (the “ITG Merger”).  The October 2006 amendment did report the aggregate of 82.2% of the outstanding Common Stock that WL Ross held immediately following the ITG Merger.  The 462,489 shares represent a portion of the shares of Common Stock issuable to WL Ross as part of the ITG Merger that were held in escrow for a period of 18 months after the closing of the ITG Merger.  Since these shares were not issued to WL Ross until the time of the escrow release and the issuance of these shares was contingent until the escrow was released, these shares were not included in the October 2006 amendment to the March 17, 2006 Schedule 13D filing and the failure to amend the Schedule 13D to report their subsequent issuance to WL Ross upon release from escrow in 2008 was an administrative oversight.

Based on the foregoing, WL Ross and certain of its affiliates have today filed an amendment to the Schedule 13D reporting the 2008 issuance.  Given that WL Ross was already filing an amendment to the Schedule 13D to cover the 2008 issuance, the Schedule 13D amendment filed today also discloses the 15,000,000 shares of Common Stock issued to certain of the WLR Entities pursuant to the Exchange Agreement and the disposition of all of the shares of Common Stock held by the WLR

Mara L. Ransom
U. S. Securities and Exchange Commission
December 19, 2016

Entities to Platinum Equity pursuant to the SPA, notwithstanding WL Ross's continued belief that the disclosure of these transactions in a Schedule 13D amendment does not assist either the public or the Company in understanding the consummated transactions, particularly given that the filing of these amendments is occurring at a time when the Company is privately held and no longer subject to Exchange Act reporting requirements.

*                                      *                                      *                                      *

Should you have any questions or comments concerning the filings made by WL Ross on the Schedule 13D (File No. 005-45337) with respect to WL Ross’s ownership of shares of the Company’s Common Stock or any of the other matters addressed above, please feel free to contact me at (302) 651-3240 or (212) 735-2904.  Thank you very much.

Sincerely,

/s/ Steven J. Daniels
Steven J. Daniels

cc:	Nicholas Tsoudis, Esq.